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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13E(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

THE HEICO COMPANIES, L.L.C.
MICHAEL E. HEISLEY, SR.
W.C. I. ACQUISITION CORP.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155 J 10 5
(CUSIP Number of Class of Securities)

MICHAEL E. HEISLEY
PRESIDENT
W.C.I. ACQUISITION CORP.
5600 THREE FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602
(312) 419-8220
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:
HELEN R. FRIEDLI, P.C.
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE: Previously Paid

☐
CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 4 to Schedule TO relates to the offer by W.C.I. Acquisition Corp., a Delaware corporation, The Heico Companies, L.L.C., J O Hambro Capital Management Limited, and Michael E. Heisley, Sr. to purchase any and all outstanding shares of common stock, par value $0.0001 per share, of WorldPort Communications, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002, as amended on January 17, 2003, January 24, 2003, January 31, 2003, and February 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on December 23, 2002, and amended on January 17, 2003, January 24, 2003, January 31, 2003, and February 10, 2003. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 12(a)(1) and 12(a)(1)(2), respectively, of the Schedule TO and are incorporated herein by reference.

        All information in the (i) Offer to Purchase, including all schedules thereto and (ii) the Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used by not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

        Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

  •
  W.C.I. hereby amends and supplements the Offer to Purchase to provide that the expiration date of the Offer is hereby extended to 5:00 p.m., New York City time, on Friday, February 14, 2003, unless otherwise extended. Accordingly, all references to "Expiration Date" shall mean 5:00 p.m., New York City time, on Friday, February 14, 2003, unless W.C.I. in its sole discretion, extends the period of time for which the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

  •
  "Item 12: Exhibits" is hereby amended and supplemented by adding the following exhibit:

  (a)
  (10) Press Release dated February 10, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.C.I. ACQUISITION CORP.
By:	/s/ STANLEY H. MEADOWS
Name:	Stanley H. Meadows
Title:	Assistant Secretary
THE HEICO COMPANIES, L.L.C.
By:	/s/ MICHAEL E.HEISLEY, SR.
Name:	Michael E.Heisley, Sr.
Title:	Manager and President
By:	/s/ MICHAEL E.HEISLEY, SR.
Name:	Michael E.Heisley, Sr.

Dated: February 10, 2003

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INTRODUCTION
  ITEMS 1 THROUGH 9 AND 11 THROUGH 13
SIGNATURE